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                                   EXHIBIT 12

                           FOSTER WHEELER CORPORATION

 STATEMENT OF COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES AND
        COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDEND REQUIREMENTS
                                    ($000'S)

                                                                       Fiscal Year
                                           ---------------------------------------------------------------
                                              1999           1998         1997         1996         1995
                                           ---------      ---------    ---------    ---------    ---------
(Loss)/Earnings:
----------------
Net (Loss)/Earnings ....................   $(143,635)     $ (31,506)   $   5,624    $  82,240    $  28,534
Taxes on Income ........................     (46,891)        79,295       13,892       44,626       41,129
Total Fixed Charges ....................      94,036         88,994       84,541       74,002       60,920
Capitalized Interest ...................      (4,643)        (9,749)     (10,379)      (6,362)      (1,634)
Capitalized Interest Amortized .........       2,184          2,265        2,184        2,528        2,273
Equity Earnings of non-consolidated
    Associated companies accounted
    for by the equity method, net
    of dividends .......................     (11,002)        (7,869)      (9,796)      (1,474)      (1,578)
                                           ---------      ---------    ---------    ---------    ---------
                                           $(109,951)     $ 121,430    $  86,066    $ 195,560    $ 129,644
                                           =========      =========    =========    =========    =========
Fixed Charges:
--------------
Interest Expense .......................   $  70,213 (1)  $  62,535    $  54,675    $  54,940    $  49,011
Capitalized Interest ...................       4,643          9,749       10,379        6,362        1,634
Imputed Interest on non-capitalized
    lease payment ......................      19,180         16,710       19,487       12,700       10,275
                                           ---------      ---------    ---------    ---------    ---------
                                           $  94,036      $  88,994    $  84,541    $  74,002    $  60,920
                                           =========      =========    =========    =========    =========

Ratio of Earnings to Fixed Charges .....          -- (2)       1.36         1.02         2.64         2.13
                                           =========      =========    =========    =========    =========
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*There were no preferred shares  outstanding during any of the periods indicated
and therefore the  consolidated  ratio of earnings to fixed charges and combined fixed charges and preferred share dividend requirements would have been the same as the  consolidated  ratio of earnings  to fixed  charges  and  combined  fixed charges for each period indicated.


(1) Includes in 1999, dividends on preferred security of $15,181.
(2) Earnings are inadequate to cover fixed charges. The coverage deficiency is $203,987.